UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-38631

CHEER HOLDING, INC.

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Other Events

On August 29, 2024, Cheer Holding, Inc. (the “Company”) issued a press release announcing the results of its 2024 Annual General Meeting, which was held on August 28, 2024, in Beijing, China. At the 2024 Annual General Meeting, the Company’s shareholders:

(1)	re-elected Messrs. Yong Li and Bing Zhang as Class II directors of the Company to serve until the 2027 Annual General Meeting of the Company and until his successor is appointed and duly qualified, or until his earlier resignation or removal.

(2)	approved a proposal, as a special resolution, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution should be implemented, that:

a.	The authorized share capital of the Company be increased as follows:

FROM: US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

TO: US$200,700 divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each, 500,000 Class B ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

BY: the creation of 500,000 Class B ordinary shares of a par value of US$0.001 each with the rights attaching to such shares as set out in the Third Amended and Restated Memorandum and Articles of Association in the form set forth in Annex A to the Notice of the 2024 Annual General Meeting of the Company; and

b.	the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form set forth in Annex A to the Notice of the 2024 Annual General Meeting of the Company.

(3)	approved a proposal, as an ordinary resolution, subject to the approval and implementation of Proposal No. 2, Mr. Bing Zhang, the Chairman, Director, Chief Executive Officer and Chief Financial Officer of the Company be allotted and issued all 500,000 Class B ordinary shares at par for an aggregate purchase price of US$500, or US$0.001 per share. Such payment may be made in Renminbi.

(4)	approved a proposal, as an ordinary resolution, that the Cheer Holding, Inc. 2024 Equity Incentive Plan be approved and adopted in all respects.

(5)	ratified the appointment of Assentsure PAC as the independent registered public accounting firm of the Company for the financial year ending December 31, 2024.

A copy of the press release is attached hereto as Exhibit 99.1, and a copy of the Cheer Holding, Inc. 2024 Equity Incentive Plan is attached hereto as Exhibit 99.2.

Incorporation by Reference

This report and Exhibits 99.1 and 99.2 attached to this Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-237788) and on Form F-3 (File No. 333-279221), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit	Exhibit Description

99.1	Press Release, dated August 29, 2024, regarding results of 2024 Annual General Meeting
99.2	Cheer Holding, Inc. 2024 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 29, 2024	Cheer Holding, Inc.

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer

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